[redacted]

14049738

SECURITIES ... N
Washington, D.C. 20549

AB 3/26

SEC MAIL PROCESSING
RECEIVED
MAR 18 2014
WASH, D.C.
193
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-30469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1111 Street Road - Suite 201
(No. and Street)

Southampton	PA	18966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore G. Rothman (215)245-2141
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/27/14

OATH OR AFFIRMATION

I, Andrew Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities In, as of February, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Andrew Rothman, Designated Principal
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Andrea Rothman, Notary Public
Newton Twp, Bucks County
My commission expires February 04, 2017

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X... (b) Statement of Financial Condition.
X... (c) Statement of Income (Loss).
X... (d) Statement of Changes in Financial Condition.
X... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X... (g) Computation of Net Capital.
.. (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
. (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X... (l) An Oath or Affirmation.
x .. (m) A copy of the SIPC Supplemental Report.
.. (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rothman Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2013

ROTHMAN SECURITIES, INC.
Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2013

Table of Contents

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

Stockholders
Rothman Securities, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of Rothman Securities, Inc. (an S Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, the Company will file a Broker Dealer Withdrawal and cease operations within 90 days upon final approval of the Offers of Settlement by the Securities Exchange Commission. This offer if approved raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My opinion is not modified with respect to this matter.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 6, 2014

ROTHMAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Assets		
Cash and equivalents	$	41,681
Commissions receivable		56,808
Prepaid expense		1,537
Security deposit		6,272
Total Assets	$	106,298

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	5,699
Total Current Liabilities		5,699
Total Liabilities		5,699
Stockholders' Equity		
Preferred stock, $10 Par Value, 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		77,070
Retained earnings		22,529
Total Stockholders' Equity		100,599
Total Liabilities and Stockholders' Equity	$	106,298

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

REVENUES		
Commissions	$	439,201
Dividends & interest		756
Gains on securities		10,509
Other income		40,949
		491,415
OPERATING EXPENSES		
Salaries and other employment costs		383,868
Rent		40,808
General & administrative		34,149
Communications		5,838
Regulatory fees		8,664
Professional fees		179,473
Depreciation		6,326
		659,126
Loss From Operations		(167,711)
Other Income		
Payment on Commission Sharing Assignment		400,000
Income before income tax		232,289
Income tax		808
Net Income	$	231,481

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2013

Subordinated Liabilities at December 31, 2012	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2013	$ -

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Preferred Stock		Additional	Retained	Total
	Number of Shares	Amount	Paid-In Capital	Earnings	Stockholders' Equity
Balance at December 31, 2012	100	$ 1,000	$ 303,287	$ (208,952)	$ 95,335
Net Income	-	-	-	231,481	231,481
Shareholder Distributions	-	-	(435,000)	-	(435,000)
Capital Contributions	-	-	208,783	-	208,783
Balance at December 31, 2013	100	$ 1,000	$ 77,070	$ 22,529	$ 100,599

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	231,481
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation expense		6,326
(Increase) Decrease in:		
Receivables		(8,462)
Prepaid expense		33,107
Increase (Decrease) in:		
Accounts payable and accrued expenses		(66,962)
Net cash provided by operating activities		195,490
Cash Flows From Investing Activities		
Proceeds on sale of securities		57,297
Net cash provided by investing activities		57,297
Cash Flows From Financing Activities		
Capital contributions		208,783
Shareholder distributions		(435,000)
Net cash used in financing activities		(226,217)
Net increase in cash		26,570
Cash and cash equivalents at Beginning of Year		15,111
Cash and cash equivalents at End of Year	$	41,681
Supplemental Disclosures		
Cash paid for income taxes	$	808
Cash paid for interest	$	735

See accompanying notes.

1 Operations and Nature of Business

Rothman Securities, Inc. (" the Company") is a Pennsylvania corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company has agreed to limit its business to the sale of shares of registered investment companies (mutual funds) and variable annuities. The Company holds no customer funds or securities, and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of rule 15c3-3 under Section k(1) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds.

(d) Accounts Receivable and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days.

(d) Accounts Receivable and Credit Policies - continued

Management individually reviews all receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an amount for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years for equipment and seven years for property.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. Revenue is recognized from commissions in the period earned. During the year 2013 the Company has limited its activities to receiving “trailers” from past years sales, and renewal of prior policies and securities.

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company’s tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company’s tax return, the tax liability of the shareholders could be changed if an adjustment in the Company’s income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company’s may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders’ capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

(g) Income Taxes - continued

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2013 and there are no open tax years prior to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

(j) *Fair Value Hierarchy - continued*

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value of Financial Instruments"

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $35,423 which was $30,423 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .1609 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

4 Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$ 25,319
Computer equipment	4,379
	29,698
Less: accumulated depreciation	(29,698)
	$ 0

5 Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

5 Fair Value of Financial Instruments - *continued*

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

	Level 1
Assets	
Cash	$ 13,754
Money market funds	27,927
Accounts receivable	56,808
	$ 98,489
Liabilities	
Accrued expenses	$ (20,965)

6 Related Party Transactions

The Company's majority stockholder also operates the Rothman Agency (the Agency), an unincorporated business that is an insurance brokerage firm. There is an informal management agreement between the Company and Agency in which Agency sub-leases office space from the Company. The Company paid office rent of $40,808 for the year ended December 31, 2013 and Agency paid $0 office rent for the year ended December 31, 2013.

In addition, the Company's minority stockholder was indicted in the U.S. District Court for the Eastern District of Pennsylvania and has been suspended in all capacities from the Company (see Note 8 below). The Company paid legal fees of approximately $31,500 for the year ended December 31, 2013 on behalf on the minority stockholder. On March 26, 2013 the shareholder entered a guilty plea and was ordered to pay restitution in the amount of $505,831.09 in addition to other sanctions (see Note 8 below).

Finally, the Company paid a salary to its majority stockholder of $51,575 during the year 2013 and paid approximately $127,850 for legal expenses. In addition, legal fees in the amount of approximately $49,000 are owed at December 31, 2013. The majority stockholder has agreed to be solely responsible for the balance owed. However, the Company may at its discretion pay some or all of the balance due. The majority stockholder resigned from the Company is 2013.

7 Leases

The Company leases office space through a lease that expires in June 2019. The Company has terminated its obligations under the lease which has been assumed by the purchaser of the customers of the firm.

8 Commitment and Contingencies

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims. At December 31, 2013 the Company and its stockholders are involved in various litigation (both civil and criminal) including some in which significant monetary damages are sought (see Note 6 above). An unfavorable outcome of these matters, based upon monetary damages sought would have a material impact on the Company's net capital. Management of the Company is contesting and cooperating in these matters. The civil litigation matter has been agreed to and settled in the amount of $40,000. This settlement was paid for by the Company's principal shareholder and no reimbursement is being sought after from the Company. There are no other outstanding civil matters that are known at this time.

During the year 2012 the Company's minority shareholder was indicted in the U.S. District Court for the Eastern District of Pennsylvania for wire fraud and money laundering relating, at least in part, to the handling of the Company's clients funds. In addition, the minority shareholder has been sued by the Securities and Exchange Commission in a separate civil action for alleged violations of the anti-fraud provisions of the federal securities laws. As of the date of these financial statements no charges resulting from the U.S. Attorney / SEC investigation have been filed against the Company or any other member of management or employee of the Company. The investigation by the U.S. Attorney has been concluded.

On November 25, 2013 the Company and its principal shareholder signed Offers of Settlement to conclude the SEC investigation. The offers are awaiting formal approval by the SEC. If accepted, an administrative order will be publicly filed by the SEC which will, among other things, impose civil penalties upon the Company in the amount of $90,000; impose civil penalties upon the principal shareholder in the amount of $40,000; censure the Company; and obligate the Company to file a Broker Dealer Withdrawal and cease operations within 90 days; and finally bar the principal shareholder from associating with any broker-dealer in a supervisory capacity. No provision or liability for this uncertainty has been provided for in these financial statements.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services and legal fees all of which have an impact on the Company's liquidity.

The Company has sold most of its revenue producing accounts to an unrelated third party for $400,000 and a percentage of future business. The proceeds of the sale were used to make partial restitution (see note 6 above). As a condition of sale the Company's principal shareholder accepted a position with the buying company.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

9 Concentrations

The Company maintains its operating cash in a bank deposit account with one financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on this account and believes it is not subject to any significant credit risk. Mutual funds are subject to risk and volatility and as such may gain or lose value.

A significant amount of the Company's revenues are derived from the sale of mutual fund securities and variable annuities.

10 Computation for Determination of Reserve requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k) (1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies (mutual funds) and or variable annuities.

11 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date thru the date of March 6, 2014 the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report on
Internal Accounting Control

Stockholders
Rothman Securities, Inc.

In planning and performing our audit of the financial statements of Rothman Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

March 6, 2014
Michael T. Remus, CPA
Hamilton Square, New Jersey

ROTHMAN SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2013

Pursuant to rule 15c 3-3 relating to possession or control requirements, Rothman Securities Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities and transactions have been limited to sales and redemption of securities of registered investment companies and / or variable annuities during the year ended December 31, 2013 and therefore is claiming exemption to this schedule pursuant to paragraph (k) (1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

ROTHMAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2013
Schedule I

NET CAPITAL		
Common stock	$	1,000
Additional paid-in capital		77,070
Retained earnings		22,529
Total Credits		100,599
Debits		
Commissions receivable - non allowable		56,808
Security deposits		6,272
Prepaid expenses		1,537
Haircuts - Mutual funds		559
Total Debits		65,176
NET CAPITAL	$	35,423

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	380
Minimum capital requirement		5,000
Net capital in excess of requirements	$	30,423
Ratio of Aggregate Indebtedness to Net Capital	.1609 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2013) as amended on March 7, 2014

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	35,423
Net Capital, per above		35,423
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2013.

ROTHMAN SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2013
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	1,999
Credit Cards Payable		3,700
Total Aggregate Indebtedness	$	5,699

ROTHMAN SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2013

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Rothman Securities Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

ROTHMAN SECURITIES, INC.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Rothman Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Rothman Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rothman Securities, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 6, 2014

ROTHMAN SECURITIES, INC
SIPC Transitional Assessment Reconciliation
December 31, 2013
Schedule III

<u>General Assessment Calculation</u>

Total Revenue	$	850,466
Revenue exempt from assessment		(839,201)
SIPC Net Operating Revenues		11,265
Rate		0.0025
General Assessment Due		28
Less Payments: SIPC 6		(16)
Plus: Interest		
Remaining Assessment Due		12
Paid with SIPC 7		(12)
Balance Due (Overpayment)	$	0

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.